

February 11, 2011

Steven A. Davis
Chief Executive Officer
Bob Evans Farms, Inc.
3776 South High Street
Columbus, OH 43207

> **Re: Bob Evans Farms, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2010**
> **Filed June 29, 2010**
> **File No. 000-01667**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Signatures, page 77

1. The second half of the signature page must be signed by the principal financial officer and principal accounting officer so that the principal financial officer and principal accounting officer sign on behalf of the registrant (not just for the registrant) and in their individual capacities. Refer to Instruction D(2)(a) of Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 26

Why does Bob Evans pay base salaries; Annual Cash Performance Bonuses, page 30

2. We note your disclosure that your named executives can receive anywhere from 0 to 200 percent of their target cash bonuses based on a sliding scale for performance below the minimum, performance at target and performance at or above the maximum. We also note that it appears that the table starting on page 31 only provides information for performance at target and does not provide the minimum or maximum performance target measures. In future filings, please confirm that you will disclosure the minimum and maximum performance target measures. Please similarly revise your Fiscal 2010 Stock-Based Incentive Compensation Table on page 35.

3. In this regard, we also note that it appears that several named executives did not appear to meet one or more targets listed in the table that constituted approximately 50% of their 2010 target cash bonus but still received more than 50% of their 2010 target cash bonus. In future filings, please confirm that you will provide disclosure regarding the determination of the 2010 actual cash bonus paid amounts when it is not clear from the table how such amounts were determined. To the extent applicable, please similarly revise the disclosure in the Stock-Based Incentive Compensation section on page 33.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 if you have any questions regarding these comments.

Sincerely,

Julie F. Rizzo
Attorney Advisor

cc: Mary L. Garceau
        Fax: (614) 409-2075